July 10, 2007

Mail Stop 4561

Michael S. Ives
President and Chief Executive Officer
Heritage Bankshares, Inc.
200 East Plume Street
Norfolk, Virginia 23510
By U.S. Mail and facsimile to (757) 523-0977

Re: Heritage Bankshares, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2006
File No. 000-11255

Dear Mr. Ives:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief